Cardiff Lexington Corporation

3753 Howard Hughes Parkway, Suite 200

Las Vegas, NV 89169

July 24, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tracey Houser

Re:	Cardiff Lexington Corp
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 27, 2024
Response Letter Dated July 12, 2024
File No. 000-49709

Ladies and Gentlemen:

We hereby submit the responses of Cardiff Lexington Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 16, 2024, providing the Staff’s comments with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for Fiscal Year Ended December 31, 2023

1. Summary of Significant Accounting Policies

Accounts Receivable, page F-9

1.	We note your response to prior comment 1. In addition to the expanded disclosures requested in bullets 3, 5 and 6, please provide the following disclosures to better address your business model and how that model impacts your operations, including the collectability of your receivables.

•	Provide a more comprehensive explanation of your healthcare services and business model, including the general collection period for the services provided. As part of your enhanced disclosures, specifically discuss what the Letter of Protection is, the parties to the letter, how it ensures full payment of the services provided, and what happens if a settlement is not reached and/or is for less than the amount of revenue recognized for the services you provided.

Response: We have revised the Form 10-K in accordance with the Staff’s comment.

•	Provide risk factor disclosures that specifically addresses the risks associated with your receivable lifecycle of 18 to 24 months. Address the current lack of a process and the resources necessary to track the aging of your accounts receivable and how this impacts your ability to accurately estimate that the receivable lifecycle is 18 to 24 months and that you have a 99% collection rate.

Response: We have revised the Form 10-K in accordance with the Staff’s comment.

•	Include a discussion in MD&A of your assessment that you have a 99% collection rate. In this regard, we note that you acquired Nova Ortho and Spine LLC on May 31, 2021, with the initial fair value of the acquired receivables at $4.1 million as of December 31, 2021, which was reduced to $0.7 million once the purchase price allocation was completed. We also note your history of factoring these receivables at a 54% reduction of yield through April 2023. In addition, explain the nature of the $1.2 accrued liability for collections of previously factored receivable and why such accrual is necessary. Address whether this accrual impacts your assessment of accounts receivable collectability.

Response: We have revised the Form 10-K in accordance with the Staff’s comment. With respect to the purchase allocation for Nova Ortho and Spine LLC, we note that in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, we included acquired receivables of $0.7 million. Thereafter, we filed our Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) in which we included acquired receivables of $4.1 million. The $4.1 million acquired receivables number listed in the 2021 Form 10-K was incorrect. The acquired receivables number was then revised in our Annual Report on Form 10-K for the year ended December 31, 2022 to reflected the corrected number of $0.7 million.

2.	We note that the March 31, 2024 rollforward provided in your response letter reports no provision recognized during the period. However, the cash flow statement reports bad debt of $339,834. Please address this apparent inconsistency.

Response: The bad debt expense in the cash flow statement represents (i) $75,000 returned for insufficient funds check; and (ii) a $264,384 timing difference, as described below, which is essentially a trueup for the estimated annual average collectability rate of 99% that is recorded to open accounts receivable as compared with actual specific individual settlements collected. These are both recorded as direct write-offs against the asset rather than through our allowance for credit losses account.

Each quarterly reporting period, we trueup open accounts receivable balances as individual claims are settled over time.  Our internal books and records apply this average collectability rate to the gross billings of the patients we serve.   Our third-party billing company records the funds received and applies them against the patients total on the third-party billing company’s system. The individual settled amounts fluctuate in both amount and timing of receipt from that of the average estimated collectability rate (within an immaterial amount) over the life-cycle of the related settled claim(s), which then is recorded to bad debt expense based on this timing.

3.	Please tell us how you concluded that it is appropriate to classify all of your accounts receivable-net balance as current given the estimated general collection timeframe of 18 to 24 months.

Response: The Company’s accounts receivables are comprised of patient accounts whose balances consist of amounts billed for services at various dates at points in time throughout the development of each patient’s claim as one account per patient among the Company’s accounts receivable. Individual charges for dates of service are not aged and the patient balance is considered a rolling account. The collections of each patient’s accounts receivable account takes an estimated timeframe of 18 to 24 months on average to collect from the first date of service. The 18-24 months is an average. Certain patient accounts are collected in less time and certain take longer than the average. As previously discussed, the Company collects 99% of its accounts receivable.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 844-628-2100 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Cardiff Lexington Corporation

By:	/s/ Alex Cunningham
Alex Cunningham
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

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